UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On May 28, 2024, SOLOWIN HOLDINGS (the “Company”) entered into a share purchase agreement with certain shareholder of BA Fintech Lab, an exempt limited liability company incorporated under the laws of the Cayman Islands (“BA”), pursuant to which, the Company acquired 2.47% of the total outstanding share capital of BA for an aggregate purchase price of $290,000. BA wholly owns MaiCapital Limited, a virtual assets investment manager in Hong Kong. For more information of the transaction, please see the Company’s press release issued on the same date, which is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024	SOLOWIN HOLDINGS

	By:	/s/ Shing Tak Tam
Shing Tak Tam
Chief Executive Officer

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